SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP HOLDS BRIEFING ON TRANSITION TO IFRS
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For Immediate Release
Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

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                    AMVESCAP Holds Briefing on Transition to
                  International Financial Reporting Standards

London--March 2, 2005---As part of AMVESCAP PLC's preparation for the adoption of International Financial Reporting Standards (IFRS), the Group is providing an explanation of the key changes under the new standards to AMVESCAP's net asset position at January 1, 2004 and its financial results for the year-ended December 31, 2004. A briefing will be held today by James Robertson, chief financial officer, and David Hartley, chief accounting officer.

The information in this release has been prepared on the basis of the IFRS currently in issue and AMVESCAP's understanding of how those standards should be applied. The standards in issue are subject to ongoing review and endorsement by the European Union (EU), and the application of the standards continues to be subject to review by the International Financial Reporting Interpretations Committee.

Main Changes Affecting the Group
The most significant changes affecting the Group due to the IFRS transition are:
o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
o The replacement of existing charges for awards under certain equity based compensation plans with fair value charges spread over revised time periods (IFRS 2)
o    The cessation of goodwill amortization (IFRS 3)
o    The inclusion in the balance sheet of all employee benefit liabilities
     (IAS 19)

Process of Transition
The Group currently prepares its consolidated financial statements under U.K. Generally Accepted Accounting Practice (U.K. GAAP). For the year-ended December 31, 2005, the Group will be required to prepare its consolidated financial statements in accordance with IFRS as adopted by the EU. AMVESCAP's first IFRS results will be its Q1 2005 earnings release and AMVESCAP's first Annual Report under IFRS will be for the year-ended December 31, 2005. The date of transition to IFRS is January 1, 2004, this being the start of the earliest period of comparative information required in the U.K.


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Transitional Arrangements
IFRS 1 'First-time Adoption of International Financial Reporting Standards' sets out how a company should apply IFRS at transition. The standard requires a company to use accounting policies that comply with each IFRS effective at the reporting date for its first IFRS financial statements and apply those policies retrospectively to all periods presented in those statements. The standard provides for a number of exceptions to this general principle to assist the transition. AMVESCAP's approach to these exemptions, where applicable, is included in the discussion below.

Significant Changes in Accounting Policies
The significant changes in Group accounting policies due to the transition to IFRS are as follows:

IFRS 2 Share-based Payment
The Group will recognize a charge in the Profit and Loss Account for the fair value of outstanding share options granted to employees after November 7, 2002. The charge will be calculated using a stochastic option valuation model and will be charged over the relevant option vesting periods, adjusted to reflect expected and actual levels of vesting. Currently there is no charge in the Profit and Loss Account related to share options granted to employees.

In addition, the Group will adjust the charge made in the Profit and Loss Account for awards made under Long-term Incentive Plans to recognize the fair value of the awards granted to employees. The fair value of an award is calculated as the value of the shares on the date of grant, discounted for the dividends forgone over the holding period of the award. The fair value charges, adjusted to reflect expected and actual levels of vesting, will be spread over the vesting period of the awards. Previously, the undiscounted value of an award at the date of grant was charged over the vesting period of the award. Awards that lapsed were credited to the Profit and Loss Account.

There is no impact as a result of these changes on opening shareholders' equity as at January 1, 2004. The impact on the Profit and Loss Account for the year-ended December 31, 2004 is not material.

IFRS 3 Business Combinations
In accordance with the transitional provisions of IFRS 1, the Group has chosen to apply IFRS 3 prospectively from the date of transition. This will result in the value of goodwill arising from previous acquisitions being frozen at the value held on the Group Balance Sheet as at January 1, 2004 and the reversal of any amortization charged in 2004. Goodwill will then be subject to an annual impairment review in accordance with the standard and would be subject to an impairment adjustment if there are indications that the carrying value may not be recoverable. These changes result in a credit to the Profit and Loss Account for the year-ended December 31, 2004 of approximately (pound)150 million.

IAS 21 The Effects of Changes in Foreign Exchange Rates
Upon transition to IFRS, the Group has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances. The Group's goodwill and intangible assets were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets will be redenominated into their underlying currencies and will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates. This change results in a decrease in the opening shareholders' equity as at January 1, 2004 of approximately (pound)130 million.

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IAS 19 Employee Benefits
The Group will recognize the net liability for defined benefit post retirement schemes on the Balance Sheet and will take actuarial gains and losses on a systematic basis to the Profit and Loss Account, in accordance with the permitted methods of recognition under the standard. Through 2004, the Group accounted for defined benefit schemes in accordance with SSAP 24 'Accounting for pension costs'.

These changes reduce opening shareholders' equity as at January 1, 2004 by approximately (pound)30 million but have no material effect on the Profit and Loss Account for the year-ended December 31, 2004.

IAS 10 Events After the Balance Sheet Date
The Group will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date under IFRS.

The change results in an increase in opening shareholders' equity as at January 1, 2004 of approximately (pound)53 million and an increase in the dividend recorded in relation to the year-ended December 31, 2004 of approximately (pound)12 million.

IAS 39 Financial Instruments:  Recognition and Measurement
The Group has opted not to apply the requirements of IAS 39 in respect of comparative 2004 information. The Group will therefore follow the requirements of IFRS 1 and disclose the nature of the main adjustments required for the comparative information to comply with IAS 39 in AMVESCAP's first Annual Report under IFRS. The adoption of IAS 39 for the year-ended December 31, 2005 will be treated as if arising from a change in accounting policy and appropriate disclosures will be provided in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'.

Under IAS 39, the Group's asset investments will be held at fair value and most will be classified as 'Available for Sale'. Unrealized gains and losses on these investments will be taken to reserves and only recognized through the Profit and Loss Account on sale or impairment of the investment.

The Group also intends to apply hedge accounting for its U.S. dollar-denominated debt. Hedge accounting under IAS 39 will enable the Group to designate a hedging relationship between the U.S. dollar-denominated debt and the net investment in the Group's U.S. subsidiaries and to offset the related effective foreign exchange movement in equity. The hedging will result in the accounting treatment under IFRS being consistent with U.K. GAAP.

Further Communication
AMVESCAP's 2004 U.K. GAAP annual report will be published in March 2005.

In April 2005, the Group intends to provide shareholders and the financial community with a reconciliation of Equity Shareholders' Funds as at January 1, 2004 from U.K. GAAP to IFRS. Such reconciliations will also be presented in respect of the Profit and Loss Account, Balance Sheet and Cash Flow Statement for the year-ended December 31, 2004.

The financial information to be presented in April 2005 will still be subject to the ongoing development of IFRS and hence may change. The Group will keep shareholders and the financial community informed of the impact of any material changes as necessary.

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AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol
"AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Wednesday, March 2, 2005, at 2:30 p.m. GMT (9:30 a.m.
EST), by dialing one of the following numbers: 610-769-8537 or 888-909-8529 for U.S. callers. An audio replay of the conference call will be available until Wednesday, March 9, 2005, at 10:00 p.m. GMT by calling 402-220-0361 or 1-800-754-7871 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  2 March, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary